THIRD AMENDMENT TO THE AMENDED AND RESTATED

SYNDICATED CREDIT AGREEMENT

THIS THIRD AMENDMENT TO THE AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT (this "Amendment") is dated as of July 17, 2007 and entered into by and between ENTERRA ENERGY CORP., as borrower (the "Borrower"), and THE BANK OF NOVA SCOTIA, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and THE BANK OF NOVA SCOTIA, HSBC BANK CANADA, UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH AND WESTLB AG, TORONTO BRANCH, as lenders (collectively the "Lenders"), and is made with reference to that certain Amended and Restated Syndicated Credit Agreement dated as of February 1, 2007 by and between the Borrower, the Agent and the Lenders, as amended by First Amendment to the Amended and Restated Syndicated Credit Agreement dated as of March 15, 2007 and Second Amendment to the Amended and Restated Credit Agreement dated as of May 11, 2007 (such Amended and Restated Syndicated Credit Agreement as so amended being referred to herein as the "Credit Agreement").

RECITALS:

WHEREAS the Borrower, the Agent and the Lenders desire to amend the Credit Agreement.

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1

Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Credit Agreement.

ARTICLE 2
AMENDMENT OF CREDIT AGREEMENT

2.1

Amendment to Definitions.  Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)

The definition of "Second-Lien Credit Facility Applicable Pricing Margin" is amended by deleting that definition in its entirety and replacing it with the following:

"'Second-Lien Credit Facility Applicable Pricing Margin" means, in respect of any Bankers' Acceptance, LIBOR Loan, Prime Rate Loan or U.S. Base Rate Loan under the Second-Lien Credit Facility or the Standby Fee payable in respect of the Second-Lien Credit Facility, the margin set out on the following table under the appropriate Accommodation:

Applicable Period	Margin on Bankers' Acceptances and LIBOR Loans	Margin on Prime Rate Loans and U.S. Base Rate Loans	Margin Re: Standby Fee
Up to and including August 30, 2007	450 BPs	350 BPs	150 BPs
From August 31, 2007 to and including September 30, 2007	550 BPs	450 BPs	150 BPs
From October 1, 2007 to the Second-Lien Credit Facility Maturity Date	650 BPs	550 BPs	150 BPs

provided that during a Borrowing Base Shortfall, all of the above Second-Lien Credit Facility Applicable Pricing Margins shall increase by 50.0 BPs."

(b)

The definition of "Second-Lien Credit Facility Amount" is amended by deleting the words and figures "Cdn. $40,000,000" and replacing them with the words and figures "Cdn. $55,000,000".

(c)

The definition of "Standby Fee" is amended by deleting that definition in its entirety and replacing it with the following:

""Standby Fee" means collectively the Revolving Credit Facility Standby Fee or the Second-Lien Credit Facility Standby Fee, as the context requires."

(d)

The following definitions are added, in alphabetical order, to Section 1.1:

""Revolving Credit Facility Standby Fee" has the meaning set out in Section 3.2(a)(i).";

""Second-Lien Credit Facility Standby Fee" has the meaning set out in Section 3.2(a)(ii).".

2.2

Amendment to Article 2A.  Article 2A of the Credit Agreement is amended as follows:

(a)

Section 2A.2 of the Credit Agreement is hereby amended by deleting that section in its entirety and replacing it with the following:

"2A.2

Advance of Second-Lien Credit Facility

The Parties agree that:

(a)

as of the Effective Time the amount of Cdn. $40,000,000 of the Second-Lien Credit Facility represents a division of the Existing Credit Facility, with the balance of the Existing Credit Facility being attributed to the Revolving Credit Facility; and

(b)

the balance of the Second-Lien Credit Facility, being the principal amount of Cdn. $15,000,000 or the Equivalent Amount in U.S. Dollars, shall be available to the Borrower by one or more Drawdowns occurring prior to the Second-Lien Credit Facility Maturity Date."

(b)

Section 2A.4 of the Credit Agreement is amended by deleting that section in its entirety and replacing it with the following:

"2A.4

Advances Under the Second-Lien Credit Facility - Notices and Limitations

(a)

Pro-rata Advances.  Subject to Section 2A.4(b), each Second-Lien Credit Facility Advance and the type of Accommodation of each Second-Lien Credit Facility Advance shall be made available by each Second-Lien Credit Facility Lender and all repayments in respect thereof shall be made and applied in a manner so that the Second-Lien Credit Facility Advance and the type of Accommodation of each Second-Lien Credit Facility Advance outstanding hereunder to each Second-Lien Credit Facility Lender will, to the extent possible, be in the same proportion as the Second-Lien Credit Facility Lender's Second-Lien Credit Facility Individual Commitment Amount is to the Second-Lien Credit Facility Commitment Amount.  In the event it is not practicable to allocate a type of Accommodation in accordance with this Section 2A.4(a) because of the amount of the Accommodation and the Second-Lien Credit Facility Individual Commitment Amount of each Second-Lien Credit Facility Lender or by reason of the occurrence of circumstances described in Sections 6.3 or 6.4, the Agent is authorized by the Borrower and each Second-Lien Credit Facility Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances; provided that such allocation results in the Second-Lien Credit Facility Advances made by each Second-Lien Credit Facility Lender being within Canadian $1,000 of that Second-Lien Credit Facility Lender's proportionate share of all Second-Lien Credit Facility Advances, based upon the ratio of its Second-Lien Credit Facility Individual Commitment Amount to the Second-Lien Credit Facility Commitment Amount.

(b)

Drawdowns Under the Second-Lien Credit Facility.  Drawdowns under the Second-Lien Credit Facility contemplated by Section 2A.2(b) shall be subject to the same notice requirements, limitations and provisions as are contained in Section 2.4 in relation to Drawdowns under the Revolving Credit Facility, mutatis mutandis, provided however:

(i)

Drawdowns of the Second-Lien Credit Facility contemplated by Section 2A.2(b) shall be made available only by BNS;

(ii)

BNS, without the consent of the other Lenders and notwithstanding Section 13.2(b), may, in its sole discretion, consent to the revocation of any Notice of Drawdown of the Second-Lien Credit Facility  contemplated by Section 2A.2(b);

(c)

Terms to Maturity of Bankers' Acceptances.  With respect to each Second-Lien Credit Facility Advance of Bankers' Acceptances in respect of the Second-Lien Credit Facility, multiple terms to maturity shall be available, provided however that the minimum amounts relative to Conversions of Bankers' Acceptances set forth in Section 2.4(b) (which shall apply mutatis mutandis to Conversions of maturing Bankers' Acceptances under the Second-Lien Credit Facility) shall apply separately to each term to maturity and the pro-rata allocation amongst the Second-Lien Credit Facility Lenders referred to in Section 2A.4(a) shall apply separately to each term to maturity.  In no event shall any Bankers' Acceptance have a term to maturity beyond the Second-Lien Credit Facility Maturity Date.

(d)

No Use of Second-Lien Credit Facility for Hostile Acquisitions.  The Borrower agrees that it will not utilize any Drawdown under the Second-Lien Credit Facility to facilitate, directly or indirectly, any Hostile Acquisition."

2.3

Amendment of Section 3.2.  Section 3.2(a) of the Credit Agreement is amended by deleting that section in its entirety and replacing it with the following:

"(a)

The Borrower shall effective from the Effective Time:

(i)

to the Term Conversion Date, pay to the Agent on behalf of the Revolving Lenders a standby fee (the "Revolving Credit Facility Standby Fee") in respect of the Revolving Credit Facility payable in Canadian Dollars calculated by multiplying the applicable Standby Margin, as a per annum rate, by each Revolving Lender's proportionate share of the aggregate Revolving Credit Facility Commitments of all Revolving Lenders (based on that Revolving Lender's Revolving Credit Facility Individual Commitment Amount as a proportion of the sum of the Revolving Credit Facility Commitment Amounts of all of the Revolving Lenders) less the Equivalent Amount, in Canadian Dollars, of the Principal Amount of all Revolving Credit Facility Advances owing by the Borrower to such Revolving Lender.

(ii)

to the Second-Lien Credit Facility Maturity Date, pay to the Agent on behalf of BNS a standby fee (the "Second-Lien Credit Facility Standby Fee") in respect of the Second-Lien Credit Facility payable in Canadian Dollars calculated by multiplying the applicable Standby Margin, as a per annum rate, by the Equivalent Amount, in Canadian Dollars, of the undrawn amount of BNS's Second-Lien Credit Facility Individual Commitment Amount."

2.4

Amendment of Section 5.1.  Section 5.1(b) of the Credit Agreement is amended by deleting that section in its entirety and replacing it with the following:

"5.1(b)

Second-Lien Credit Facility:  The Second-Lien Credit Facility to the extent of Cdn. $40,000,000, shall be available to the Borrower as a division of the Existing Credit Facility at the Effective Time.  The balance of the Second-Lien Credit Facility, being the principal amount of Cdn. $15,000,000, shall be available to the Borrower by one or more Drawdowns occurring before the Second-Lien Credit Facility Maturity Date.  The Second-Lien Credit Facility shall be non-revolving.  Any amount of the Second-Lien Credit Facility repaid prior to the Second-Lien Credit Facility Maturity Date shall permanently reduce the amount of the Second-Lien Credit Facility.  On the Second-Lien Credit Facility Maturity Date, all Second-Lien Credit Facility Obligations due and owing to the Second-Lien Credit Facility Lenders, including principal, interest and other amounts owing to the Second-Lien Credit Facility Lenders, shall become due and shall be payable and be paid in their entirety."

2.5

Amendment to Schedule "B".  Schedule "B" to the Credit Agreement is hereby amended by deleting that Schedule in its entirety and replacing it with Annex 1 to this Amendment.

2.6

Amendment to Schedule "G".  Schedule "G" to the Credit Agreement is hereby amended by deleting that Schedule in its entirety and replacing it with Annex "2" to this Amendment.

ARTICLE 3
CONDITIONS PRECEDENT

3.1

Section 2 of this Amendment shall become effective only upon the satisfaction of the following conditions precedent (which the Agent and the Lenders may waive in whole or in part on such terms as they deem appropriate in their absolute discretion):

(a)

Receipt by the Agent in form and substance satisfactory to it of the following:

(i)

all credit documentation required by the Agent and the Lenders in respect of the Credit Facility and the Operating Credit Facility on terms and conditions satisfactory to the Lenders;

(ii)

an officer's certificate from each of the Borrower and the Guarantors certifying as to the authorization of this Amendment and the acknowledgement hereto, as applicable;

(iii)

an opinion of the Borrower's Counsel, addressed to the Agent and the Lenders, in respect of the Borrower and the Guarantors and this Amendment, as to status, authority, authorization, execution and delivery, and such other matters as the Agent requires;

(b)

Payment of all fees due by the Borrower to the Agent and the Lenders;

(c)

No Default or Event of Default then existing; and

(d)

There being no material adverse change in the financial condition of the Borrower or any of the Guarantors, taken as a whole, since the date of the last annual financial statements of the Borrower on a Consolidated Basis that has not been disclosed by the Borrower by press release or publicly available securities filings prior to the date hereof.

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND COVENANTS

In order to induce the Lenders to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, the Borrower represents, warrants and covenants to the Lenders as of the date hereof:

(a)

the Borrower has the full power and capacity to enter into this Amendment and to perform its obligations under the Credit Agreement, as amended by this Amendment (the “Amended Agreement”);

(b)

the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of the Amended Agreement have been duly authorized by all necessary action on the part of the Borrower;

(c)

the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of the Amended Agreement do not conflict with or contravene or constitute a default under (i) the Trust Indenture or by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; or (iii) any law, regulation, judgment, order, license or permit having application to the Borrower or any of its property or assets, except to the extent that any such conflict or default would not have a Material Adverse Effect;

(d)

this Amendment has been duly executed and delivered by the Borrower and the Amended Agreement is a legally valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(e)

the representations and warranties contained in Article 10 of the Credit Agreement are true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date;

(f)

the Guarantor Security provided by each of the Guarantors remains in full force and effect and continues to secure the Obligations (as amended by this Amendment), the Operating Obligations and the Lender Risk Management Obligations; and

(g)

the Borrower shall deliver to the Agent a business plan in form, substance and detail acceptable to the Agent, demonstrating the ability of the Borrower to reduce, by the Second-Lien Credit Facility Maturity Date, the total principal amount owing under the Credit Facilities to the Equivalent Amount of Cdn. $150,000,000 on or before July 31, 2007.  The Borrower acknowledges and agrees that failure to satisfy this covenant will constitute an Event of Default.

ARTICLE 5
MISCELLANEOUS

5.1

Reference to the Credit Agreement and the Other Loan Documents

(a)

On and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Agreement.

(b)

Except as specifically amended by this Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(c)

The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Lenders under, the Credit Agreement or any of the other Loan Documents.

5.2

Fees and Expenses.  The Borrower acknowledges that all reasonable costs, fees and expenses as incurred by the Lenders and their counsel with respect to this Amendment shall be for the account of Borrower.

5.3

Headings.  Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

5.4

Applicable Law.  This Amendment and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to conflict of laws principles.

5.5

Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.  Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

--- SIGNATURE PAGES FOLLOW ---

Execution Form

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first written above.

AGENT: THE BANK OF NOVA SCOTIA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	BORROWER: ENTERRA ENERGY CORP. Per:_______________________________ Name: Title: Per:_______________________________ Name: Title:

LENDERS:
THE BANK OF NOVA SCOTIA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:

HSBC BANK CANADA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	WESTLB AG, TORONTO BRANCH Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:

The provisions of this Amendment are acknowledged and agreed to by the undersigned Guarantors and the undersigned Guarantors hereby confirm that the Guarantor Security provided by them, as applicable, remains in full force and effect:

Execution Form

Canadian Guarantors:

OLYMPIA TRUST COMPANY, in its capacity as trustee of ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.

Per: _______________________________

Name:

Victor Roskey

Title:

Senior Vice President and Chief

Financial Officer

Per: _______________________________

Name:

E. Keith Conrad

Title:

President and Chief Executive Officer

ENTERRA PRODUCTION PARTNERSHIP, by its Managing Partner, ENTERRA ENERGY CORP. Per: _______________________________ Name: Victor Roskey Title: Senior Vice President and Chief Financial Officer

THE ENTERRA ENERGY COMMERCIAL TRUSTEES, in their capacity as trustees of ENTERRA ENERGY COMMERCIAL TRUST
_______________________________ Witness	_______________________________ E. Keith Conrad (seal)
_______________________________ Witness	_______________________________ Victor Roskey (seal)

ENTERRA ENERGY PARTNER CORP. Per: _______________________________ Name: Victor Roskey Title: Senior Vice President and Chief Financial Officer	TRIGGER RESOURCES LTD. Per: _______________________________ Name: Victor Roskey Title: Vice President and Chief Financial Officer

Execution Form

US Guarantors:

ENTERRA US ACQUISITIONS INC. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer	ROCKY MOUNTAIN GAS, INC. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer

RMG I, LLC Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer	ENTERRA ACQUISITIONS CORP. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer

ALTEX ENERGY CORPORATION Per: _______________________________ Name: Title:

Execution Form

ANNEX "2"

SCHEDULE "B"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

NOTICE OF DRAWDOWN

TO:	The Bank of Nova Scotia, as Agent

RE:

Syndicated Credit Agreement dated as of February 1, 2007 Enterra Energy Corp., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and The Bank of Nova Scotia and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the "Credit Agreement")

Capitalized terms in this Notice of Drawdown shall have the meanings given to them in the Credit Agreement.

1.

This Notice of Drawdown is given in respect of [the Revolving Credit Facility / the Second-Lien Credit Facility].

2.

The Borrower hereby certifies that:

(a)

no event or circumstance has occurred and is continuing which constitutes, or with the giving of notice, lapse of time or both, would constitute an Event of Default;

(b)

all representations and warranties of the Borrower referred to in Section 10.2 of the Credit Agreement, except those stated as at a specific date, are true and accurate in all material respects on and as of the date hereof [except:  state exceptions, which will require waiver by Lenders in accordance with Sections 8.3 and 13.2].

3.

The Drawdown Date is the ___ day of ______________, _____.

4.

Pursuant to Article 2 of the Credit Agreement, the Borrower hereby irrevocably requests that the Agent and the Lenders make available to the Borrower the following Accommodations under the Credit Facility referred to in Paragraph 1 above.

Canadian Dollars
Type of Accommodation	Principal Amount	Term
Prime Rate Loan		n/a
Bankers' Acceptances

U.S. Dollars
Type of Accommodation	Principal Amount	LIBOR Period/Term
U.S. Base Rate Loan		n/a
LIBOR loans

Dated this ____ day of _____________, ______, at _____ __.m., Calgary, Alberta time.

ENTERRA ENERGY CORP.
Per:
Name: Title:

Execution Form

ANNEX "2"

SCHEDULE "G"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND
INDIVIDUAL COMMITMENT AMOUNTS

A.

Revolving Credit Facility

	Lender	Revolving Credit Facility Individual Commitment Amount Based on Revolving Credit Facility Authorized Amount of Cdn. $140,000,000
1.	The Bank of Nova Scotia Scotia Capital, Oil, Gas & Pipelines 2000, 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	Cdn. $20,000,000
2.	Union Bank of California, N.A., Canada Branch 730, 440 – 2nd Avenue SW Calgary, Alberta, T2P 5E9	Cdn. $40,000,000
3.	HSBC Bank Canada 407 – 8th Avenue SW Calgary, Alberta, T2P 1E5	Cdn. $40,000,000
4.	WestLB AG, Toronto Branch Suite 2301, Box #41 Royal Bank Plaza, North Tower 200 Bay Street Toronto, Ontario, M5J 2J1	Cdn. $40,000,000
	Total	Cdn. $140,000,000

Execution Form

A. Second-Lien Credit Facility

	Lender	Second-Lien Credit Facility Individual Commitment Amount Based on Second-Lien Credit Facility Authorized Amount of Cdn. $55,000,000
1.	The Bank of Nova Scotia Scotia Capital, Oil, Gas & Pipelines 2000, 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	Cdn. $55,000,000
	Total	Cdn. $55,000,000

Execution Form